                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   ----------

                                SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)

                                   ----------

                         BERLITZ INTERNATIONAL, INC.
                          (NAME OF SUBJECT COMPANY)

                         BERLITZ INTERNATIONAL, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  08520f100
                    (CUSIP) NUMBER OF CLASS OF SECURITIES)

                                   ----------

                           PAUL H. WEINSTEIN, ESQ.
                          GENERAL COUNSEL, SECRETARY
                              400 ALEXANDER PARK
                             PRINCETON, NJ 08540
                                (609) 514-9650
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF
           PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               WITH A COPY TO:

        DAVID K. LAKHDHIR, ESQ.                           MARK MANNER, ESQ.
PAUL, WEISS, RIFKIND, WHARTON & GARRISON     HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
       1285 AVENUE OF THE AMERICAS                315 DEADERICK STREET, SUITE 1800
      NEW YORK, NEW YORK 10019-6064                  NASHVILLE, TENNESSEE 37238
             (212) 373-3000                                (615) 256-0500

   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

ITEM 1. SUBJECT COMPANY INFORMATION

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is Berlitz International, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 400 Alexander Park, Princeton, New Jersey 08540. The telephone number of the principal executive offices of the Company is (609) 514-9650.

   The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.10 per share (the "Shares") of the Company. As of March 13, 2001, there were 9,546,536 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

   The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Statement relates to the tender offer by Benesse Holdings International, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent") (collectively, Purchaser, Parent and their affiliates other than the Company are referred to herein as the "Benesse Group"), to purchase all of the outstanding Shares not owned by the Benesse Group at a price of $14.50 per Share, net to the seller in cash, without interest and less any amounts required to be withheld and paid to governmental entities (the "Offer Price"). The tender offer is being made upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 6, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on April 6, 2001.

   The Schedule TO provides that, among other things, the Offer is contingent upon there being validly tendered and not withdrawn a number of Shares which, together with Shares already owned by the Benesse Group, constitutes at least ninety percent (90%) of the outstanding Shares (the "Minimum Condition"). The Schedule TO further provides that, as promptly as practicable after the completion of the Offer (without regard to any subsequent offering period) but in no event more than five (5) business days thereafter, Purchaser will take such action as is necessary to approve a binding share exchange and to send the notice required therewith under Section 913(g) of the New York Business Corporation Law (the "BCL"), pursuant to which any shareholders who do not tender their Shares (other than Shares to which dissenter's rights have been perfected) will receive in exchange for their Shares the same cash consideration as is payable to tendering shareholders in the Offer (the "Share Exchange").

   According to the Schedule TO, the address of the principal executive offices of Purchaser is 65 East 55th Street, 23rd Floor, New York, New York 10022, and the address of the principal executive offices of Parent is 3-7-17 Minamigata, Okayama-Shi, 700-8686 Japan.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

   For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Purchaser or Parent or their respective executive officers, directors or affiliates, see "Special Factors -- Interests of Certain Persons" in the Offer to Purchase, which is incorporated by reference in this Statement. Certain other contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Executive Compensation" and "Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2001 and under the captions "1999 Board of Directors Meetings, Committees and Fees," "Executive Compensation and Related Information" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement, dated April 17, 2000, for the Company's 2000 Annual Meeting of Shareholders (the "2000 Annual Meeting Proxy Statement"), a copy of which was previously furnished to shareholders. A copy of such portions of the Annual Report and the 2000 Annual Meeting Proxy Statement are filed as Exhibit (e)(1) and (2), respectively, to this Statement and are incorporated in this Statement by reference.

   The Company and the Benesse Group have not entered into any agreement relating to the Offer or the Share Exchange. The terms and conditions of the Offer and the Share Exchange are contained in the Schedule TO and in the Stipulation and Agreement of Compromise and Settlement, (the "Settlement Agreement"), pursuant to which certain class action lawsuits against Parent, Purchaser, the Company and individual directors of the Company were settled, attached as Exhibit (a)(7).

   The Special Committee of the Board of Directors of the Company, consisting entirely of directors who are not members of the Company's management, or affiliated with the Parent or Purchaser (the "Special Committee"), was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a)      Recommendation of the Special Committee.

   At a meeting held on April 4, 2001, the Special Committee determined that the transactions contemplated by the Schedule TO, including the Offer, the Settlement Agreement and the Share Exchange, are advisable, fair to and in the best interests of the Company's shareholders (other than the Benesse Group). The Special Committee recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Special Committee's recommendation of the Offer is filed herewith as Exhibit
(a)(3)

   (b) Background of the Offer and the Share Exchange; Reasons for the Recommendation of the Special Committee

 BACKGROUND.

   On December 5, 2000, at a meeting of the Company's Board, a representative of Parent, Mr. Naoto Sugiyama, and a representative of Purchaser, Mr. Hiroshi Kitada, made a presentation informing the Company's Board that the Benesse Group was considering various options with respect to the investment of the Benesse Group in the Company, including options that could possibly result in a proposal being made to acquire all of the remaining Shares not held by the Benesse Group. Messrs. Sugiyama and Kitada also requested that a committee of disinterested directors be established to receive any proposals which might be forthcoming from the Benesse Group and to consider any such proposals from the standpoint of the Company's shareholders other than the Benesse Group, and that such committee be authorized to retain separate legal counsel and financial advisors to advise the committee for this purpose.

   On December 6, 2000, the Company's Board established the Special Committee, solely comprised of disinterested directors, for the purpose of considering any proposal that might be forthcoming, evaluating any such proposal, if made, and representing the interests of the shareholders not affiliated with the Benesse Group in any negotiations in relation to any such proposal. The Special Committee consists of Messrs. Edward G. Nelson, Robert
L. Purdum and Takuro Isoda. The Special Committee was authorized to conduct negotiations with the Benesse Group with respect to such proposal, to consider any alternatives to such proposal and to determine whether to make a recommendation to shareholders with respect to such proposal. The Special Committee was also authorized to retain legal and financial advisors to assist the Special Committee in its consideration and evaluation of any Benesse Group proposal and was provided with unrestricted access to the Company's officers, other members of management and to all information and materials about the Company, and was authorized to provide such access to its legal and financial advisors, the Benesse Group and its legal and financial advisors under appropriate conditions of confidentiality.

   Pursuant to the authorization of the Company's Board, from December 6 to December 28, 2000, the Special Committee considered potential legal and financial advisors to assist it in the consideration and evaluation of any offer by the Benesse Group. On December 14, 2000, the Special Committee informally engaged Harwell Howard Hyne Gabbert & Manner, P.C. ("H3GM") to serve as its legal counsel. On December 28, 2000, the Special Committee conducted a telephonic meeting during which it approved the formal engagement of H3GM as legal counsel to the Special Committee and Banc of America Securities LLC ("BAS") as the Special Committee's financial advisor. On December 29, 2000, the Special Committee entered into a formal engagement letter with BAS.

   On December 28, 2000, the Special Committee received a letter from Parent indicating that it wished to acquire all of the outstanding Shares not held by the Benesse Group for a cash purchase price of $12.00 per Share in a tender offer by Purchaser to be followed by the acquisition of all remaining Shares not tendered at the same $12.00 per Share price (the "Proposal"). The letter stated that the Proposal only would be consummated following a favorable recommendation by the Special Committee and that the Proposal was not subject to any financing conditions. The letter also requested that the Special Committee, together with its financial and legal advisors, evaluate the fairness of the Proposal in order to allow the Special Committee to make a recommendation with respect to the Proposal.

   On December 29, 2000, Parent issued a press release describing the terms of the Proposal and filed a copy of the letter containing the Proposal and the related press release with the SEC as an amendment to Parent and Purchaser's Schedule 13D and as a Schedule TO.

   On December 29, 2000, the Company also issued a press release indicating its receipt of the Proposal and filed a copy of the press release with the SEC on Schedule 14D-9. The Company's press release included a description of the Proposal's general terms and indicated that the Proposal had been referred to the Special Committee and that the Special Committee had retained BAS to advise it in evaluating the Proposal.

   At the request of the Special Committee, BAS immediately began a review of the Company and the Proposal in connection with its analysis and evaluation of the Proposal.

   From January 2 to January 4, 2001 four lawsuits relating to the Proposal (the "Shareholder Suits") were filed in the Supreme Court of the State of New York against the Company, its directors and the Benesse Group. Each of the Shareholder Suits was filed by a shareholder of the Company on behalf of such shareholder and all shareholders of the Company similarly situated and alleged that, among other things, the proposed $12.00 offer price contained in the Proposal was inadequate. On January 11, 2001, the Company issued a press release disclosing the Shareholder Suits. The press release disclosed the general nature of the Shareholder Suits and stated the Company's belief that the suits do not state valid claims against the Company or any of its directors. This press release was filed with the SEC as an amendment to
Schedule 14D-9 on January 11, 2001.

   On January 5, 2001, the Special Committee met with BAS and H3GM to discuss the status of BAS' analysis of the Proposal and how the Special Committee should proceed in connection with the Proposal. The Special Committee determined that it would be feasible to solicit other prospective buyers only in the event that the Benesse Group would be willing to participate in such a transaction. After some discussion, the Special Committee instructed its legal and financial advisors to inquire as to whether the Benesse Group would be interested in selling its position in the Company or participating in a transaction that would separate the Company's lines of business.

   During the first week of January 2001, the Special Committee's advisors asked Parent's advisors whether the Benesse Group would consider certain alternatives to its proposal, including selling its Shares to another bidder. On January 9, 2001, Parent, through its advisors, indicated in writing to the Special Committee that it had no present interest or intention to sell its interest in the Company, that it would not support any third-party offer to purchase either its interest or the entire equity interest in the Company and that it was not interested, at the present time, in a disposition by the Company of any of the individual business units comprising the Company. Based upon this communication, the Special Committee and its advisors decided that it would be impracticable to arrange for a third party to purchase all or a portion of the Company, and thus did not take steps to solicit third party interest in such a transaction.

   Over the next few weeks, BAS continued its review and analysis of the Company and assisted the Special Committee in negotiations with Parent and Purchaser regarding the price that the Special Committee could recommend as fair to the Company's shareholders (other than the Benesse Group). On or about January 16, 2001, BAS contacted Morgan Stanley Dean Witter Japan Limited ("Morgan Stanley Japan"), financial advisor to the Benesse Group, to discuss the financial terms of the Proposal. Over the next several weeks, Parent, Purchaser and the Special Committee, through their respective financial advisors, continued their discussions of the financial terms.

   On January 19, 2001, the Special Committee conducted a telephonic meeting with its legal and financial advisors. BAS updated the Special Committee as to the status of its review and due diligence regarding the Offer as well as its discussions with Morgan Stanley Japan.

   From January 19 to February 2, 2001, the Special Committee and its advisors continued discussions and negotiations with the Benesse Group and its advisors regarding the transaction terms.

   On February 2, 2001, the Special Committee conducted a meeting during which BAS updated the members of the Special Committee regarding the status of BAS' discussions with Morgan Stanley Japan over the previous few weeks. Members of the Special Committee expressed their view that the proposed Offer Price of $12.00 per Share should be increased. The Special Committee determined that it would instruct the Company's management to provide the Parent and its advisors with any additional information to assist discussions of the terms of the transaction. No additional information was subsequently provided as none was requested.

   From February 2 to March 12, 2001, BAS continued discussions with Morgan Stanley Japan. H3GM also began discussions with counsel to Parent and Purchaser regarding the other terms of the Offer that the Special Committee viewed as important to the fairness of the transaction to all shareholders, including the conditions of the Offer, the ability of the Purchaser to waive any such condition or to amend the Offer (other than by increasing the Offer Price) and a firm commitment by Parent and Purchaser to complete the Share Exchange if the Minimum Condition were satisfied. During this period, Parent's advisors informed the Special Committee's advisors that Parent and Purchaser did not propose to enter into a merger or exchange agreement in connection with the transaction and that, following the tender offer contemplated by the Proposal, Purchaser would effectuate a binding share exchange under Section 913(g) of the BCL in lieu of a merger.

   On March 6, 2001, the Company's Board held a regularly scheduled meeting at which a representative of the Special Committee informed the Company's Board that the Special Committee was continuing to analyze the Proposal and was not yet prepared to make a recommendation. The representative of the Special Committee informed the Company's Board that the Special Committee had retained H3GM and BAS as its advisors.

   On March 12, 2001, the Special Committee conducted a telephonic meeting during which it discussed its need for a firm commitment from the Benesse Group to take certain actions with respect to the transaction, particularly to complete the Share Exchange. The Special Committee decided to renew its request that a merger agreement be executed by the parties or, in the alternative, to obtain certain other additional assurances on issues related to the transaction.

   Throughout March 2001, representatives of the Benesse Group and the Special Committee negotiated issues related to the structure of the transaction. In this regard, the Special Committee, the Benesse Group and their advisors discussed a number of different proposals. The Special Committee concluded that the terms of the Offer and the Share Exchange described in the Offer and the terms described in the Settlement Agreement provide for an appropriate structure for the transaction.

   On March 15, 2001, the Special Committee, its advisors and counsel to the Company, conducted a telephonic meeting with counsel to the plaintiffs in the Shareholder Suits. The parties to the meeting discussed the status of the negotiations and the preliminary findings of BAS.

   The Special Committee, BAS and H3GM then met on March 29, 2001 to review the proposed transaction. At that meeting, BAS updated the Special Committee as to its analysis of the Company and discussed with the Special Committee the results of BAS' review. The Special Committee authorized its representatives to proceed with discovery in the Shareholder Suits and to continue to work to finalize the structure for the transaction that would be in the best interest of the shareholders.

   On March 30, 2001 and April 2, 2001, counsel to the plaintiffs in the Shareholder Suits conducted the depositions of Edward G. Nelson, Chairman of the Special Committee, Mathew Kratter of BAS and Hiroshi Kitada of the Purchaser.

   On April 4, 2001, the plaintiffs and defendants in the Shareholder Suits agreed to the terms of the Settlement Agreement. On the same date, the Special Committee met with BAS and H3GM. The Special Committee concluded that it could, upon receipt of the written opinion of BAS (the "Fairness Opinion") that the cash consideration to be received by the holders of Shares (other than the Benesse Group) pursuant to the Offer and the Share Exchange was fair, from a financial point of view, to such holders, recommend that shareholders tender at the price of $14.50 per Share. The Special Committee also concluded that it would recommend the proposed transaction, subject to the satisfactory finalization of the Settlement Agreement and all material terms of the Schedule TO. H3GM advised the Special Committee that those terms could likely be finalized in accordance with the negotiations by the following day.

   Following the meeting of the Special Committee, a special meeting of the Company's Board was conducted. A representative of BAS summarized for the Company's Board the analyses that BAS had undertaken on behalf of the

Special Committee. The findings of such analyses are contained in a report by BAS to the Special Committee, a summary of which is included in the Schedule TO. The report by BAS is not to be construed as to or for the benefit of the Company's Board as BAS is the financial advisor to the Special Committee. At the meeting, the Special Committee described the process followed by the Special Committee and stated that upon execution of the Settlement Agreement and completion of all material terms of the Schedule TO in form satisfactory to the Special Committee, it would recommend to the Company's shareholders that they tender their Shares pursuant to the Offer. Following this discussion, the Company's Board resolved that the recommendation of the Special Committee be conveyed to the shareholders of the Company, and that the officers of the Company be authorized and directed to make any and all filings and communications and to take any and all other actions, as may be necessary or desirable under U.S. securities laws and regulations, the rules of the New York Stock Exchange or otherwise in connection with the Offer.

   On April 5, 2001, the Special Committee was informed by its advisors that:
(a) the Settlement Agreement had been finalized and signed by all parties;
(b) the Schedule TO was in substantially final form and contained the terms related to the Minimum Condition, Share Exchange, the extension of the tender offer and certain other key terms, as required by the Special Committee; and
(c) the Fairness Opinion of BAS had been delivered. The Special Committee then authorized its representatives to finalize its recommendation for inclusion in the Schedule 14D-9 to be filed by the Company in connection with the Offer.

 REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE.

   In evaluating the Offer, the Special Committee relied upon its knowledge of the business, financial condition and prospects of the Company and the advice of its financial and legal advisors.

   In reaching its recommendations described above in paragraph (a) of this
Item 4, the Special Committee considered a number of factors, including the following:

   o Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the Shares. In particular, the Special Committee considered that the price of $14.50 per Share to be paid in the Offer represents: (a) a premium of 20.8% when compared to the initial acquisition price of $12.00 per Share proposed by Benesse on December 28, 2000; (b) a premium of 81.3% when compared to $8.00, the price per Share for the day immediately prior to Benesse's December 29, 2000 announcement of its $12.00 proposal (the "Benesse Announcement"); (c) a premium of 26.9% when compared to $11.43, the average price per Share for the 52 week period immediately prior to the Benesse Announcement date; (d) a premium of 146.8% when compared to $5.88, the lowest Share price for the 52 weeks immediately prior to the Benesse Announcement date; and
          (e) a premium of 88.8% when compared to $7.68, the three month average price immediately prior to the Benesse Announcement date.

   o BAS Fairness Opinion and Analysis. The Special Committee considered the Fairness Opinion of BAS, dated April 5, 2001, that based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of Shares, other than the Benesse Group, pursuant to the Offer and Share Exchange was fair, from a financial point of view, to such holders as well as the presentation by BAS to the Special Committee at a meeting of the Special Committee held on March 29, 2001, rendering its analysis of the financial terms of the Offer and the Share Exchange and its valuation analysis of the Company. A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by BAS is attached as Annex A to this Statement. Shareholders are urged to read the Fairness Opinion carefully and in its entirety.

   o Special Committee Formation and Arm's-Length Negotiations. The Special Committee also considered the fact that the Offer and the Share Exchange and the transactions contemplated thereby were the product of arms-length negotiations between the Benesse Group and the Special Committee, none of whose members were employed by or affiliated with the Company or the Benesse Group (except in their capacities as directors of the Company).

   o Minimum Condition. The Special Committee also considered that the Minimum Condition, which cannot be waived by the Benesse Group, has the effect of requiring that the Offer not be consummated unless a majority of the outstanding Shares other than Shares owned by the Benesse Group have been validly tendered and not withdrawn.

   o Offer Price and Share Exchange Consideration. The Special Committee concluded, based on its negotiations with the Benesse Group, that the Offer Price and Share Exchange consideration represented the highest price that Purchaser would be willing to pay in acquiring the Shares at this time. This determination was the result of the Special Committee's negotiations with the Benesse Group in an attempt to obtain the highest possible price.

   o Timing of Completion. The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Schedule TO, including the structure of the transactions as a tender offer for all of the Shares followed by the Share Exchange for any Shares not tendered. The Special Committee considered that the tender offer could allow shareholders to receive the transaction consideration promptly. The Offer includes an obligation that the Benesse Group pay the same consideration for Shares received in the Share Exchange as paid for Shares tendered in the Offer.

   o Limited Conditions to Consummation. The Special Committee considered that the Benesse Group has committed in the Offer to consummate the Offer and the Share Exchange subject only to a limited number of conditions (as set forth in Section 12 of the Offer to Purchase), with no financing condition. The Committee also considered that the Offer does not give the Benesse Group the ability to waive the Minimum Condition.

   o Strategic Alternatives. The Special Committee considered the percentage of outstanding Shares of the Company owned by the Benesse Group, the absence of contractual restrictions on additional purchases by the Benesse Group, and the Benesse Group's stated unwillingness to pursue a transaction that involved selling its interest or a portion of the Company, all of which led the Special Committee to conclude that soliciting an alternative transaction was not practicable. The Special Committee also considered that the Company is not obligated to pay a termination fee to the Benesse Group under any circumstances.

   o Transaction Structure. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by a Share Exchange, without a Share Exchange Agreement. The Special Committee considered that the cash tender offer enabled the public shareholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time, while the Benesse Group still was obligated by the terms of the Offer to complete the Share Exchange and pay the same per Share consideration to be paid in the Offer. The Special Committee considered that the lack of Share Exchange Agreement prohibited the Company from bringing suit for breach of contract against the Benesse Group in the event the Benesse Group were to fail to uphold any of its obligations described in the Offer. The Special Committee concluded that the lack of a Share Exchange Agreement would not prevent it from recommending the Offer because, among other reasons: (a) if the Purchaser were to purchase Shares in the Offer but then fail to consummate the Share Exchange, shareholders (or governmental entity) could bring suit for breach of the terms of the Offer, for incorrect or incomplete disclosure, or other similar claims; (b) the Settlement Agreement entered into in connection with the Shareholder Suits obligates the Benesse Group to consummate the Share Exchange if it purchases Shares pursuant to the Offer; (c) the Special Committee received from the Benesse Group certain officer's certificates that contain representations and warranties as to certain matters that could affect the ability of the Benesse Group to complete the Offer and the Share Exchange; and (d) the Company is not subject to various restrictions and obligations typically contained in a Share Exchange Agreement (or other similar agreements) including, without limitation, termination fee and "no shop" provisions.

   o Potential Conflicts of Interest. The Special Committee considered the interests of certain Company executives in the Offer and the Share Exchange. See "Item 3-Past Contacts, Transactions, Negotiations and Agreements".

   o Possible Decline in Market Price of Common Stock. The Special Committee also considered the possibility that if a transaction with the Benesse Group were not negotiated and the Company remained as a publicly-owned corporation, it was possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per Share price to be received by shareholders in connection with the Offer and the Share Exchange.

   o Availability of Dissenters' Rights. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under the BCL in connection with the Share Exchange.

   o Future Prospects of the Company. The Special Committee also considered the fact that, assuming the Share Exchange is completed, all holders of the Shares (except for the Benesse Group) whose Shares are purchased in the Offer will not participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Shares now was preferable to enabling the holders of Shares to have a speculative potential future return.

   The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

  (c) Intent to tender.

   After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company (other than certain officers of the Company who were not involved or aware of the negotiations or deliberations related to the Offer and have not indicated their intent because they have no basis on which to make a determination and those affiliated with the Benesse Group or its affiliates) currently intends to tender to Purchaser all Shares held of record or beneficially owned by such person, to Purchaser as of the expiration date of the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

   Pursuant to the terms of the engagement letter, dated December 29, 2000, between BAS, the Special Committee and the Company (the "Engagement Letter"), the Company engaged BAS to act as financial advisor to the Special Committee in connection with various possible transactions, including transactions contemplated by the Offer (each, a "Transaction"). As part of its role as financial advisor, BAS executed and delivered the Fairness Opinion. Pursuant to the terms of the Engagement Letter, the Company agreed to pay BAS a fee of $900,000 payable in cash upon the earlier of (i) BAS' delivery of the Fairness Opinion or (ii) the consummation of a Transaction (including the Offer). Additionally, the Company paid BAS a non-refundable fee of $250,000 upon the execution of the Engagement Letter.

   The Company also agreed to reimburse BAS for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify BAS and related parties against certain liabilities arising out of or in connection with or as a result of BAS' engagement as financial advisor to the Special Committee, including certain liabilities under the federal securities laws.

   Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Purchaser or its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as indicated in Items 3 and 4 above, there are no transactions, Company's Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

   (b) The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9. EXHIBITS

   EXHIBIT
     NO.                                       DESCRIPTION
-----------        ------------------------------------------------------------------

   (a)(1)    --    Offer to Purchase (incorporated by reference to Exhibit (a)(1) of the Purchaser's Schedule TO, filed with the SEC on April 6, 2001).

   (a)(2)    --    Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
                   of the Purchaser's Schedule TO, filed with the SEC on April 6,
                   2001).

   (a)(3)    --    Press Release issued by the Company on April 5, 2001 announcing the Special Committee's recommendation of the Offer.

   (a)(4)    --    Opinion of Banc of America Securities LLC, dated April 5, 2001
                   (included as Annex A to this Schedule 14D-9).

   (a)(5)    --    Notice of Guaranteed Delivery, Form W-9, Letter to Brokers and
                   Dealers, and Letter to Clients (incorporated by reference to
                   Exhibits (a)(3) through (a)(5) of the Purchaser's Schedule TO, filed with the SEC on April 6, 2001).

   (a)(6)    --    Summary newspaper advertisement, dated April 5, 2001, and printed in the Wall Street Journal and the New York Times (incorporated by reference to Exhibit (a)(9) of the Purchaser's Schedule TO, filed with the SEC on April 6, 2001).

   (a)(7)    --    Stipulation and Agreement of Compromise and Settlement
                   (incorporated by reference to Exhibit (a)(10)(E) of the
                   Purchaser's Schedule TO filed with the SEC on April 6, 2001).

   (e)(1)    --    Relevant Portions of Company's Annual Report on Form 10-K.

   (e)(2)    --    Relevant Portions of Company's 2000 Annual Meeting Proxy
                   Statement.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                        BERLITZ INTERNATIONAL, INC.



                        By: /s/ James Kahl
                            -------------------------------------------------
                              Name: James Kahl
                              Title: Vice Chairman of the Board of Directors

   Date: April 6, 2001

                                   ANNEX A
               BANC OF AMERICA SECURITIES LLC FAIRNESS OPINION

                  [BANK OF AMERICA SECURITIES LLC LETTERHEAD]


                                                   April 5, 2001

Special Committee of Disinterested Directors
Berlitz International Inc.
400 Alexander Park
Princeton, NJ 08540-6305

Members of the Special Committee of Disinterested Directors:

   You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc ("Berlitz"), other than Benesse Corporation ("Parent"), Benesse Holdings International, Inc. ("Purchaser") and Mr. Soichiro Fukutake, of the cash consideration to be received by such holders in connection with the Offer (as defined below) by Parent and Purchaser for all of the outstanding Shares, other than Shares held by Parent, Purchaser or Mr. Fukutake, and the subsequent Share Exchange (as defined below), each of which will be effected in accordance with the terms and conditions set forth in Stipulation of Settlement referred to below and the Offer to Purchase to be mailed to the holders of Shares in connection with the Offer (the "Offer to Purchase") and the related documents (collectively, the "Offer Documents").

   We understand that Purchaser will commence a tender offer (the "Offer") for all of the outstanding Shares, other than Shares held by Parent, Purchaser or Mr. Fukutake, at a purchase price of $14.50 per Share, net to the seller in cash. The Offer will be conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares already owned by Parent, Purchaser and Mr. Fukutake, will equal at least 90% of the total number of outstanding Shares (the "Minimum Condition"). Pursuant to the Stipulation and Agreement of Compromise and Settlement among Wechsler Harwood Halebian & Feffer LLP, Goodkind Labaton Rudoff & Sucharow LLP and Coudert Brothers, counsel to Parent and Purchaser, dated April 4, 2001 and to be filed as soon as practicable thereafter with the Supreme Court of the State of New York, County of New York (the "Stipulation of Settlement"), Purchaser has agreed not to waive the Minimum Condition and to extend the Offer for an aggregate period of at least 5 business days beyond the scheduled initial expiration date of the Offer if, as of such date, the Minimum Condition has not been satisfied and the number of Shares validly tendered and not properly withdrawn pursuant to the Offer is equal to at least a majority of the outstanding Shares (other than Shares held by Parent, Purchaser or Mr. Fukutake). Pursuant to the Stipulation of Settlement, Purchaser has also agreed that, within five business days following the acceptance of Shares for purchase in the Offer, Purchaser will adopt a plan of exchange (the "Share Exchange") and will mail a copy of such plan of exchange or an outline thereof to all holders of Shares, other than Parent, Purchaser or Mr. Fukutake, in accordance with the requirements of Section 913(g) of the New York Business Corporation Law. Immediately upon the expiration of the required 30-day notice period, Purchaser will sign, verify and deliver a certificate of exchange to the New York Department of State in accordance with Section 913(g) of the New York Corporation Law. Pursuant to the Share Exchange, any holder whose Shares were not purchased in the Offer (other than Shares to which dissenters' rights have been perfected) will receive, in exchange for its Shares, $14.50 per Share.

   For purposes of the opinion set forth herein, we have:

   (i) reviewed certain publicly available financial statements and other business and financial information of Berlitz;

   (ii) reviewed certain internal financial statements and other financial and operating data concerning Berlitz;

   (iii) analyzed certain financial forecasts prepared by the management of Berlitz;

   (iv) discussed the past and current operations, financial condition and prospects of Berlitz with senior executives of Berlitz;

   (v)      reviewed the reported prices and trading activity for the Shares;

   (vi) compared the financial performance of Berlitz and the prices and trading activity of the Shares with those of certain other publicly traded companies we deemed relevant;

   (vii) compared the financial terms of the Offer and the Share Exchange to financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

   (viii) participated in discussions and negotiations among representatives of Berlitz, Parent and Purchaser and their financial and legal advisors;

   (ix)     reviewed the Stipulation of Settlement;

   (x) reviewed drafts dated April 5, 2001 of the Offer Documents and the draft dated April 5, 2001 of the Solicitation/Recommendation Statement of Berlitz on Schedule 14D-9 (the "Schedule 14D-9"); and

   (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Berlitz. We have not made any independent valuation or appraisal of the assets or liabilities of Berlitz, nor have we been furnished with any such appraisals.

   In rendering our opinion, we have assumed that the Offer and the Share Exchange will be consummated on the terms described in the Stipulation of Settlement and the draft of the Offer Documents reviewed by us. We have also assumed that the definitive Offer Documents will not differ in any material respect from the drafts thereof reviewed by us. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the acquisition of all or any part of Berlitz.

   We have acted as financial advisor to the Special Committee of Disinterested Directors of the Board of Directors in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer and the Share Exchange or the delivery of this opinion. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services to Berlitz and has received customary fees for rendering such services. Bank of America is the agent for a $25 million revolving credit facility for Berlitz. In the ordinary course of our businesses, we and our affiliates may actively trade the equity securities of Berlitz or Parent for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

   It is understood that this letter is for the benefit and use of the Special Committee in connection with and for purposes of its evaluation of the Offer and the Share Exchange. This opinion may not be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, except with our prior written consent in each instance. However, this opinion may be included in its entirety in the Offer to Purchase or the Schedule 14D-9, so long as this opinion is reproduced in such documents in full and any description of or reference to us or summary of this opinion and our related analyses in such documents is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, we express no opinion or recommendation as to whether or not holders should tender their Shares pursuant to the Offer.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the cash consideration to be received by the holders of Shares, other than Parent, Purchaser and Mr. Fukutake, pursuant to the Offer and the Share Exchange is fair from a financial point of view to such holders.

                                          Very truly yours,


                                          /s/ Banc of America Securities LLC

                                                                EXHIBIT (a)(3)

                            FOR IMMEDIATE RELEASE

      BERLITZ INTERNATIONAL ANNOUNCES SPECIAL COMMITTEE'S RECOMMENDATION
         TO SHAREHOLDERS OF BENESSE'S PROPOSAL TO PURCHASE ALL SHARES

   PRINCETON, N.J., April 5, 2001 -- Berlitz International, Inc. (NYSE: BTZ) ("Berlitz") announced today that a Special Committee, comprised of the disinterested directors on Berlitz's board of directors, has reviewed and recommended as fair to shareholders an offer by Benesse Holdings International, Inc., a wholly-owned subsidiary of Benesse Corporation of Japan, to purchase all of the publicly held shares of Berlitz common stock at a price of $14.50 per share in cash. As a result of the Special Committee's recommendation, it is expected that Benesse Holdings will commence a tender offer for Berlitz shares at $14.50 per share in cash in the near future. Benesse, Benesse Holdings and Mr. Soichiro Fukutake, the President of Benesse, currently own approximately 75.6% of Berlitz's outstanding shares.

   The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of Berlitz. If and when a tender offer is made for the common stock of Berlitz, Berlitz shareholders are advised to read the tender offer statement, which would be filed by Benesse Holdings with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Berlitz with the Commission at the commencement of any tender offer. The tender offer statement (which would include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to the tender offer. If a tender offer is commenced, Berlitz shareholders will be able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at www.sec.gov.

Contact:
   Berlitz International, Inc.
   Paul H. Weinstein
   General Counsel & Secretary
   (609) 514-9650

                                                                EXHIBIT (e)(1)

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

   The following Summary Compensation Table sets forth the compensation awarded to, earned by or paid to all individuals serving as the Company's Chief Executive Officer ("CEO") or in a similar capacity during the fiscal year ended December 31, 2000 and certain other executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                             ANNUAL COMPENSATION              COMPENSATION
                                    ------------------------------------ ----------------------
                                                              OTHER       AWARDS OF
                                                              ANNUAL       OPTIONS/     LTIP       ALL OTHER
                                      SALARY     BONUS     COMPENSATION      SARS      PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR      (4)       ($)         ($)(3)         (#)         ($)        ($)(4)
---------------------------  ------ ---------  --------- --------------  ----------- ---------  --------------
James Kahl (1)                2000     69,111   368,900       68,200            --          --          387
 Vice Chairman of the Board   1999         --        --           --            --          --           --
                              1998         --        --           --            --          --           --

Hiromasa Yokoi (2)            2000    287,915    60,800       32,868            --     163,084      151,192
 Vice Chairman of the Board,  1999    534,539        --       65,720            --          --        9,448
 CEO and President            1998    523,912   186,700       65,724            --     530,000       10,400

James Lewis                   2000    299,469    36,200          510            --      53,375       15,058
 Chief Executive Officer,     1999    249,685        --          306            --          --       10,400
 Berlitz GlobalNET            1998    229,449    82,600        9,677        10,000          --        4,281

Susumu Kojima                 2000    247,000    58,000           --            --      44,300           --
 Vice President,              1999    224,000    60,000           --            --          --           --
 Asia Language Services       1998    212,000    15,000           --         1,980     186,000           --

Jose Alvarino                 2000    209,828    65,300       26,930            --      24,400        8,122
 Vice President               1999    200,000        --       27,173            --          --        8,318
                              1998    198,500    58,109       27,121            --     100,000        8,216

Mark Harris                   2000    172,692   100,000       48,494            --      20,740       11,225
 Vice President               1999    181,134        --      123,159            --          --       10,400
                              1998    155,000    50,000          231         5,000          --       10,075

------------

(1) Mr. Kahl, whose employment with the Company commenced on July 1, 2000, is acting as the Company's senior executive officer. Mr. Kahl has served as a director of the Company since March 7, 2000.

(2) Mr. Yokoi served as Vice Chairman, CEO and President until his retirement on June 30, 2000.

(3) Other Annual Compensation for Mr. Kahl represents consulting fees prior to the commencement of his employment. For Mr. Yokoi and Mr. Alvarino, this column primarily represents monthly housing allowances. For Mr. Lewis and Mr. Harris, this column primarily represents relocation expense reimbursements.

(4) The amounts reported in this column for 2000 for Mr. Yokoi primarily represent benefits received under the Company's Supplemental Executive Retirement Plan. Also included in these columns are contributions made by the Company for the account of each Named Executive Officer pursuant to the thrift and retirement portions of the Berlitz Retirement Savings Plan.

PENSION PLAN TABLE

   The Company's Supplemental Executive Retirement Plan ("SERP"), effective January 1, 1996, is a defined benefit plan which provides retirement income/disability retirement benefits, retiree medical benefits and death

                              E-1-1
benefits to certain designated executives and their designated beneficiaries. The following table shows the estimated annual retirement income/disability retirement benefits (assuming payments made on the normal life annuity) payable upon retirement at age 60 to a participant in specified compensation and years of service classifications.

                                 YEARS OF SERVICE
                --------------------------------------------------
                PARTICIPANTS AT
                 MARCH 5, 2001        ALL OTHER PARTICIPANTS
                --------------- ----------------------------------
 COMPENSATION      5 OR MORE         5         10      15 OR MORE
--------------  --------------- ---------  --------- ------------
    $100,000        $ 40,000      $10,000   $ 20,000    $ 30,000
     150,000          60,000       15,000     30,000      45,000
     200,000          80,000       20,000     40,000      60,000
     250,000         100,000       25,000     50,000      75,000
     300,000         120,000       30,000     60,000      90,000
     400,000         160,000       40,000     80,000     120,000
     550,000         220,000       55,000    110,000     165,000
     750,000         300,000       75,000    150,000     225,000

   Under the SERP, monthly benefits are available to any participant who retires at age 60 or above, with at least 5 years of service with the Company. The retirement income/disability retirement benefits are based on a percentage (the "SERP percentage") of an average monthly salary (calculated on the base salary over the last 36 months of employment(2) and 1/36th of the last three short-term bonuses paid) and will be paid to the retired participant for life, with 50% of the benefit paid to the participant's surviving spouse for life upon the retired participant's death. On March 5, 2001, the Compensation Committee and the Board of Directors approved an increase in the SERP percentage for participants at that date from 30% to 40% (retroactive to 2000). The SERP percentage for all other participants is 2% (or such other percentage as the board of directors may determine) multiplied by years of service, not to exceed 30%. On December 7, 1999, the Compensation Committee and the board of directors approved an increase in the SERP percentage from 30% to 40% of average final pay for four participants, Robert
C. Hendon, Jr., Hiromasa Yokoi, Henry D. James and David Horn, in anticipation of their pending retirement. The Company will also provide each retired participant and their surviving spouse with medical coverage for both of their lives. If a participant with at least 5 years of service dies before retirement, the participant's designated beneficiary will receive, in lieu of the above-mentioned benefits, a one-time payment equal to the participant's base salary projected to age 65 at a 4% annual increase.

   Each of the Named Executive Officers, except for Mr. Kahl and Mr. Lewis, are participants in the SERP and will each have at least 5 years of service at age 60. The compensation covered under the SERP for each of the Named Executive Officers who is a participant is shown under the "Salary" and "Bonus" columns of the Summary Compensation Table.

   Awards under the SERP are subject to deduction for Social Security.

   Mr. Kahl is the sole participant in a separate executive retirement plan (the "ERP"), the purpose of which is to encourage his productive efforts by providing retirement income, disability benefits, retiree medical benefits and death benefits to him and his beneficiaries. Under the ERP, upon reaching age 60 and completing two years of continuous service starting March 7, 2000, Mr. Kahl is eligible to receive a normal retirement benefit. This normal retirement benefit is equal to 40% of (a) an average imputed annual salary, currently $575,000, for the last 24 months of continuous service prior to termination of employment plus (b) the average of the last two short-term incentive bonuses actually paid out prior to termination of employment, as shown under the "Bonus" column of the Summary Compensation Table. If Mr. Kahl should die prior to commencement of the normal retirement benefit payment, his surviving spouse (or if no spouse survives, his estate) shall receive an amount equal to 100% of his imputed base salary. This amount will be funded from a "split-dollar" life insurance policy purchased by the Company to fund Mr. Kahl's retirement benefit. If Mr. Kahl dies after commencement of the normal retirement benefit payment, his surviving spouse (if any) will receive an amount for life equal to 50% of his retirement benefit. The ERP also provides that if Mr. Kahl retires, or if he dies while employed prior to his normal retirement age, the Company will provide medical coverage to both Mr. Kahl and his spouse for their lifetimes. Competitive employment, confidentiality and termination for cause clauses are included in the ERP.

   The Company intends to fund the SERP/ERP through a combination of funds generated from operations and life insurance policies and annuity contracts on the participants. The insurance policies and annuity contracts on the

                              E-1-2

SERP/ERP participants are held in an irrevocable grantor trust. Subject to the claims of the company's general creditors in the event of the company's insolvency, the trust's principal and income shall be held by the trust until paid to the SERP/ERP participants in such manner and at such times as specified in the SERP/ERP. It is the intention of the Company that the trust constitutes an unfunded arrangement and does not affect the status of the SERP/ERP as an unfunded plan. Included within "Other assets" on the Company's Consolidated Balance Sheet at December 31, 2000, is $4.3 million held by the trust.

2000 BOARD OF DIRECTORS MEETINGS, COMMITTEES AND FEES

   During 2000, the Board of Directors of the Company met four times. The Board of Directors had five standing committees in 2000: Executive, Audit, Disinterested Directors, Compensation, and Nominating Committees.

   The Executive Committee may, with certain exceptions, exercise the powers of the board of directors during the intervals between meetings of the board of directors. The Executive Committee held two telephonic meeting during 2000.

   The Audit Committee recommends the engagement of the independent auditors of the Company to the Board of Directors and reviews with the independent auditors the scope and results of the Company's audits. The Audit Committee reviews the terms of all agreements between the Company and its affiliates. The Audit Committee meets with management and with the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal control, including the nature, extent and results of their audits, and otherwise maintains communications between the Company's independent auditors and the Board of Directors. The Audit Committee met three times during 2000.

   The Disinterested Directors Committee reviews and monitors all matters affecting the relationship between the Company and Benesse and its affiliates. During 2000, the Disinterested Directors Committee met twice.

   The Compensation Committee reviews performance of corporate officers, establishes overall employee compensation policies and recommends major compensation programs to the Board of Directors. It also reviews and approves salary arrangements and other remuneration for executive officers of the Company and is responsible for review of certain employee benefit plans. The Compensation Committee oversees and approves grants of stock options and other awards pursuant to the Company's various stock option and stock appreciation plans. It also administers the Company's short-term and long-term incentive compensation plans, and approves awards and discretionary bonuses under these plans. No member of the Compensation committee is eligible to participate in the stock option, stock appreciation, or incentive compensation plans, except for a special one-time grant on December 9, 1997 of 500 options to each director. During 2000, the Compensation Committee met in person four times.

   The Nominating Committee nominates directors and considers possible successors to senior executives. During 2000, the Nominating Committee met once and held one telephonic meeting.

   The Company's standard retainer payable to each director who is not an employee of the Company or any of its affiliates is $35,000 per year, plus expenses, with an additional $2,000 for each committee meeting attended and $1,000 for each meeting participated in by telephone. No fees are paid for actions taken by unanimous written consent. Directors who are also full-time employees of the Company or any of its affiliates receive no compensation in consideration of their duties as directors, but are eligible to participate in the health benefit plan maintained by the company. The outside directors earned an aggregate of approximately $235,000 as cash compensation for their services during 2000.

   The Company has entered into indemnification agreements with each director and executive officer pursuant to which the Company agrees to pay any amount a director or executive officer becomes obligated to pay as a result of any claims made against the director or executive officer because of any alleged act, omission, neglect or breach of duty which he commits while acting in his capacity as a director or executive officer and solely because of his being a director or executive officer, subject to limitations imposed by the New York Business Corporation Law.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

   Under a letter agreement between the Company and James Kahl, if Mr. Kahl is terminated during the two-year term ending March 6, 2002, he is eligible to be paid the remainder of his then current annual salary to the end of the term.

                              E-1-3

   The company also has a severance agreement with James Lewis which provides that if Mr. Lewis is terminated other than for cause, he is to be paid 15 months of severance at his then current annual base salary plus a prorated amount of the award under the Company's short-term Incentive Plan to which he would have been entitled for such year. He also would receive a one-time relocation payment equal to that which he received when joining the Company.

   As previously noted under "2000 Board of Directors Meetings, Committees and Fees", the Company is a party to indemnification agreements with each director and executive officer.

              COMPENSATION COMMITTEE REPORT FOR FISCAL YEAR 2000

   The Compensation Committee of the board of directors reviews and determines the compensation of the Company's executive officers. It also reviews and approves any employment, severance or similar agreements for executive officers. Furthermore, the Compensation Committee oversees and approves grants of stock options and other awards pursuant to the Company's various stock option and stock appreciation plans, and determines the amount, if any, of the Company's contributions under its retirement savings plan. It also administers the Company's short-term and long-term incentive compensation plans, and approves awards and discretionary bonuses under these plans.

   The Company seeks to compensate executive officers at levels competitive with other companies with similar annual revenues and to provide incentives for superior individual and corporate performance. Salaries are set to correspond to the mid-range of salaries paid by competitive companies. In setting compensation, the company compares itself with companies with similar annual revenues rather than with industry peers because the company is the only publicly-held language instruction company.

   The key components of executive officer compensation are base salary, cash bonuses, and awards pursuant to incentive-based plans. The Compensation Committee attempts to combine these components in such a way to attract, motivate and retain key executives critical to the long-term success of the Company. A discussion of the various components of executive compensation for the fiscal year 2000 follows.

BASE SALARY

   Each executive officer receives a base salary, with the potential for annual salary increases based largely on merit from prior annual performance.

   The proposed annual compensation of executive officers for the 2000 calendar year was discussed at Compensation Committee meetings held in 1999 and 2000. Base salary recommendations were made by management of the Company for the committee to approve. After review and consideration of management's recommendations, the committee approved base salary adjustments for executive officers considering individual and company performance, as well as any changes in the individual's employment position. The criteria used to evaluate company performance were sales and earnings figures, and return on equity. The committee believes that all such criteria were accorded equal weight.

   Pursuant to the Company's Short-Term Incentive Plan, each executive officer is eligible for an annual bonus based upon the officer's present employment position and company performance compared to earnings goals. The committee believes that individual performance and company performance are given approximately equal weight. The Short-Term Incentive Plan also permits the committee to award discretionary cash awards to employees, who may or may not be participants under the Short-Term Incentive Plan, subject to those terms and conditions as the committee shall determine in its sole discretion. At its March 5, 2001, meeting, the committee approved, after discussion, discretionary bonuses for executive officers of $147,100 for the year 2000 for exceptional individual performance.

STOCK BASED AWARDS

   No grants of stock options, restricted stock, or any other stock-based awards were made in 2000 under the Company's 1989 and 1996 stock option plans.

                              E-1-4

LONG-TERM EXECUTIVE INCENTIVE COMPENSATION PLANS

   On September 7, 2000, the Compensation Committee terminated the Company's 1999 Long Term Incentive Plan (the "1999 LTIP"), which had provided for cash awards to be paid to senior management in 2002 based on revenue, earnings and cash flow targets achieved during the three year period from 1999 to 2001. Consequently, the Company paid executive officers in 2000 $0.7 million that had been accrued in 1999.

   The 1999 LTIP was replaced with a phantom stock appreciation plan covering Berlitz International, Inc. and Berlitz Languages, Inc. (the "2000 PSAP") and a non-qualified stock option plan for Berlitz GlobalNET (the "2000 GlobalNET Plan"), both approved by the Compensation Committee on September 7, 2000. No specific grants have been made as of December 31, 2000 under either the 2000 PSAP or the 2000 GlobalNET Plan.

OTHER COMPENSATION

   The executive officers also are eligible to participate in the Company's pension plan. The pension plan provides for the Company to make regular contributions based on salaries of eligible employees. During 2000, the Company contributed 3.5% of eligible employees' respective base salary to the pension plan, and provided matching contributions under its 401(k) plan to all domestic employees up to a maximum of 3% of the employee's salary.

SENIOR EXECUTIVE OFFICER COMPENSATION

   The Compensation Committee approved and ratified the compensation paid to both Mr. Kahl (who is acting as the Company's senior executive officer) and Mr. Yokoi for fiscal year 2000 based on their business experience, their responsibilities to guide the Company's daily affairs and long-term strategic plan in a global marketplace, and the Company's 2000 performance. The committee believes that both Mr. Kahl's and Mr. Yokoi's compensation package for the year 2000 was in line with compensation packages of chief executive officers of other companies with similar annual revenues.

TAX LEGISLATION

   The committee has reviewed regulations issued by the U.S. Internal Revenue Service which limit deductions for certain compensation in excess of $1 million annually paid to executive officers of public companies. Based on present levels of compensation, the Company does not anticipate the loss of deductibility for any compensation paid over the next year.

COMPENSATION COMMITTEE MEMBERSHIP

   During 2000, the Compensation Committee consisted of Edward G. Nelson, Robert L. Purdum and Takuro Isoda. All of the views expressed by the Compensation Committee in 2000 may not have been the views of each member of the Compensation Committee individually. However, all decisions affecting compensation were approved by all of the members of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During 2000, the Compensation Committee consisted of Edward G. Nelson, Robert L. Purdum and Takuro Isoda. None of these committee members were officers of the Company or any of its subsidiaries during 2000 or any previous year.

PERFORMANCE GRAPHS

   The following graphs set forth the Company's total shareholder return as compared to the S&P 400 Industrial Index and a peer group index (described below) over a five-year period, beginning on December 31, 1995, and ending on December 31, 2000. The total shareholder return assumes $100 invested at the beginning of the period in the Company's common stock, the S&P 400 Industrial Index and the peer group index. It also assumes reinvestment of all dividends.

   As the Company is the only publicly-held language instruction company, there are no directly comparable companies. Therefore, the Company has created a peer group index of selected publicly-held companies in the

                              E-1-5
educational services and educational publishing industries. The companies included in this peer group are: ITT Educational Services, Inc. (a leading proprietary provider of technical post secondary degree programs in the U.S.); Education Management Corporation (among the largest providers of proprietary post-secondary education in the U.S. offering degree and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies); and three educational publishing companies:
Houghton Mifflin, John Wiley & Sons and McGraw-Hill, Inc. While none of these companies are directly comparable to the Company, the Company believes they are within the same broad category of education-related businesses as the Company.

   Education Management Corporation has been publicly traded since October 1996. For purposes of creating the peer group index, this company has been given a market capitalization weighting of zero for those periods prior to its initial public trading dates.

                          COMPARISON OF STOCK PRICES
          BERLITZ INTERNATIONAL, INC., THE S&P 400 INDUSTRIAL INDEX
                             AND PEER GROUP INDEX


                                [GRAPHIC OMITTED]


                   1995    1996   1997    1998   1999    2000
                  ------ ------  ------ ------  ------ ------
Berlitz..........  $100    $124   $161    $176   $104    $ 49
S&P 400 Index ...  $100    $123   $161    $215   $271    $227
Peer Group
 Index...........  $100    $122   $181    $261   $286    $298

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Soichiro Fukutake is the President of Benesse and the Chairman of Benesse Holdings. Mr. Fukutake beneficially owns 20.7% of Benesse's outstanding common stock and, accordingly, may be deemed to control Benesse. Benesse currently beneficially owns 7,219,638 shares (or approximately 76%) of the 9,546,536 shares of Berlitz common stock outstanding at March 20, 2001. Hiroshi Kitada, James Kahl and Ryoichi Tanaka serve on the board of directors of Benesse Holdings.

                              E-1-6

   James Kahl currently serves as the Benesse nominee on the board of directors of the company in connection with the acquisition by Benesse in January 1991 of a 20% interest in Berlitz Japan, Inc. ("Berlitz Japan"), a subsidiary of the company.

   On December 28, 2000, Benesse and Benesse Holdings made a proposal to acquire all of the outstanding shares of common stock of Berlitz not held by them or Mr. Fukutake for a cash price of $12.00 per share. A special committee of disinterested directors of Berlitz is evaluating the fairness of the proposal.

   Pursuant to a 1999 private placement, the Company has $100.0 million aggregate principal amount of outstanding convertible debentures to Apollo and $55.0 million aggregate principal amount of outstanding convertible debentures to Benesse Holdings. Assuming conversion of all of the convertible debentures issued in the transaction, Apollo would own approximately 20% of the then outstanding common stock of the company and Benesse Holdings would own approximately 60% of the then outstanding common stock of the Company. During 2000, the Convertible Debentures bore interest at 5% per year, paid semi-annually.

   Pursuant to a 1999 transaction, the Company also has a promissory note payable to Benesse Holdings in the principal amount of $50.0 million. During 2000, this note bore interest at 5.2% per year, paid semi-annually.

   The Company and Benesse maintain a joint Directors and Officers ("D&O") insurance policy covering acts by directors and officers of both Benesse and the Company. Consequently, the premium on the D&O policy is allocated 60% to Benesse and 40% to the Company. Since May 1995, the Company has also maintained a stand-alone Employment Practices Liability ("EPL") insurance policy covering the company, its officers and directors (including the Benesse directors who are also directors of the Company). The premium on this EPL policy is allocated 30% to Benesse and 70% to the Company.

   The Company and Benesse participated in certain other joint business arrangements during 2000, in the ordinary course of business, including the following:

   o Pursuant to extended industrial block contracts, Berlitz Japan provided lessons to Benesse at its standard rate for prepaid industrial lessons which was approximately 20% below the rate charged for individual instruction. Revenues under these contracts aggregated approximately 10 million Yen (approximately $93,000 at an average 2000 exchange rate of yen 108).

   o The Company's subsidiary, Berlitz Franchising Corporation, is party to a standard franchise agreement dated July 30, 1997 with the Okayama Language Center, Inc., a corporation formed by Benesse and the Okayama Institute of Languages, the latter being controlled by Mr. Fukutake's sister-in-law.

   o The Company and Benesse also participated in certain other joint business arrangements in the ordinary course of business, none of which had a material effect on the financial statements.

   Management believes that the company has entered into all such agreements on terms no less favorable than it would have received in an arm's-length transaction with independent third parties. Each of the transactions with Benesse entered into after the merger was approved by the Disinterested Directors Committee.

                              E-1-7

                                                                EXHIBIT (e)(2)

1999 Board of Directors Meetings, Committees and Fees.

   The company's standard retainer payable to each director who is not an employee of the company or any of its affiliates is $35,000 per year, plus expenses, with an additional $2,000 for each committee meeting attended and $1,000 for each meeting participated in by telephone. No fees are paid for actions taken by unanimous written consent. Directors who are also full-time employees of the company or any of its affiliates receive no compensation in consideration of their duties as directors, but are eligible to participate in the health benefit plan maintained by the company. The outside directors earned an aggregate of approximately $223,200 as cash compensation for their services during 1999.

   The company has entered into indemnification agreements with each director pursuant to which the company agreed to pay any amount a director becomes obligated to pay as a result of any claims made against the director because of any alleged act, omission, neglect or breach of duty which he commits while acting in his capacity as a director and solely because of his being a director, subject to limitations imposed by the New York Business Corporation Law.

                EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary of Cash and Certain other Compensation.

   The following Summary Compensation Table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and certain executive officers during the fiscal years ended December 31, 1999, 1998 and 1997 for services rendered in all capacities to the company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                   ANNUAL COMPENSATION              AWARDS
                                         -------------------------------------- --------------
                                                                                  SECURITIES
                                                                     OTHER        UNDERLYING                   ALL OTHER
                                                                     ANNUAL      OPTIONS/SARS      LTIP      COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR     SALARY      BONUS     COMPENSATION      (#)(2)      PAYOUTS ($)       (3)
--------------------------------  ------ ----------  ---------- --------------  --------------  -----------  --------------
HIROMASA YOKOI                     1999    $534,539      --         $65,720           --            --          $9,448
 Vice Chairman of the Board        1998     523,912   $186,700      $65,724             --       $530,000        10,400
 CEO and President                 1997     499,052    202,200      $65,730         46,220             --        10,390

Manuel Fernandez                   1999    $262,196         --      $     0             --             --       $10,326
 Executive Vice President          1998     259,512   $ 55,500            0             --       $200,000        10,400
 and Chief Operating Officer,      1997     251,908     65,000            0         20,300             --        10,400
 Worldwide Language Services

Robert Minsky                      1999    $252,305         --      $     0             --             --       $10,400
 Executive Vice President          1998     247,117   $ 52,800            0             --       $200,000        10,400
 Corporate Planning and
  Marketing                        1997     240,000     35,000            0         20,300             --        10,400

Henry D. James                     1999    $249,769         --      $     0             --             --       $10,400
 Executive Vice President          1998     234,809   $ 69,800            0             --       $186,000        10,400
 and Chief Financial Officer       1997     218,335     75,300            0         20,300             --        10,334

James Lewis (1)                    1999    $249,685         --      $     0             --             --       $10,400
 Executive Vice President          1998     229,449   $ 82,600            0         10,000             --         4,281
 and Chief Operating Officer,      1997      72,692     33,800            0          5,120             --            --
 Berlitz GlobalNET

Makoto Obara                       1999    $275,693         --      $     0         20,000             --            --

Executive Vice President
 and Chief Operating Officer,
 Worldwide Language Services

   (1) Mr. Lewis' employment with the company commenced on September 2, 1997.

   (2) Other Annual Compensation for Mr. Yokoi primarily represents monthly housing allowances. For Mr. Obara, this column represents monthly housing and commuting costs. For Mr. Fernandez, this column

                               E-2-1
           includes relocation expense reimbursements of $22,600 in 1997. For Mr. Lewis, this column represents relocation expense reimbursements.

   (3) The amounts reported in this column for 1999 include a contribution of up to $4,800 made by the company for the account of each Named Executive Officer pursuant to the thrift portion of the Berlitz Retirement Savings Plan. The amounts reported also include a contribution of up to $5,600 made by the company for the account of each Named Executive Officer pursuant to the retirement portion of the Retirement Savings Plan.

Pension Plan Table

   The company's Supplemental Executive Retirement Plan, effective January 1, 1996, is a defined benefit plan which provides retirement income/disability retirement benefits, retiree medical benefits and death benefits to the Chairman of the Board(1), certain designated executives and their designated beneficiaries. The following table shows the estimated annual retirement income/disability retirement benefits (assuming payments made on the normal life annuity) payable upon retirement at age 60 to a participant in specified compensation and years of service classifications.

                               YEARS OF SERVICE

                INITIAL PARTICIPANT       ALL OTHER PARTICIPANTS
                ------------------- ---------------------------------
COMPENSATION         5 OR MORE          5         10      15 OR MORE
--------------  ------------------- --------  --------- ------------
100,000 .......        30,000         10,000    20,000      30,000
150,000 .......        45,000         15,000    30,000      45,000
200,000 .......        60,000         20,000    40,000      60,000
250,000 .......        75,000         25,000    50,000      75,000
300,000 .......        90,000         30,000    60,000      90,000
400,000 .......       120,000         40,000    80,000     120,000
550,000 .......       165,000         55,000   110,000     165,000
750,000 .......       225,000         75,000   150,000     225,000

   Under the SERP, monthly benefits are available to any participant who retires at age 60 or above, with at least 5 years of service with the company. The participants designated as of January 1, 1996 are referred to as the Initial Participants. The retirement income/disability retirement benefits are based on a percentage of an average monthly salary (calculated on the base salary over the last 36 months of employment(2) and 1/36th of the last three short-term bonuses paid) and will be paid to the retired participant for life, with 50% of the benefit paid to the participant's surviving spouse for life upon the retired participant's death. The percentage of average monthly salary for the Initial Participants is 30%, and that percentage for all other participants will be 2% (or such other percentage as the board of directors may determine) multiplied by years of service, not to exceed 30%. On December 7, 1999, however, the compensation committee and the board of directors approved an increase in the SERP percentage from 30% to 40% of average final pay for four employees, Robert C. Hendon, Jr., Hiromasa Yokoi, Henry D. James and David Horn, in anticipation of their pending retirement. Mr. Hendon retired on December 31, 1999, and Mr. Yokoi, Mr. James and Mr. Horn are expected to retire on June 30, 2000. The company will also provide each retired participant and their surviving spouse with medical coverage for both of their lives. If a participant with at least 5 years of service dies before retirement, the participant's designated beneficiary will receive, in lieu of the above-mentioned benefits, a one-time payment equal to the participant's base salary projected to age 65 at a 4% annual increase.

   Awards under the SERP are not subject to deduction for Social Security or other offset amounts, except to the extent of any disability benefits payable under the company's long-term disability insurance policy. The company intends to fund the SERP through a combination of funds generated from operations and life insurance policies on the participants.

------------

(1) The Chairman relinquished all benefits under the SERP in exchange for the grant of 50,000 options on June 30, 1997 under the company's 1996 Stock Option Plan.

(2) In the case of the Chairman, who does not receive a salary from the company, the SERP benefits were based on an imputed salary determined by the company's board of directors.

                               E-2-2

   In 1998, the company established an irrevocable grantor trust and contributed life insurance policies and annuity contracts on the SERP participants to the trust. Subject to the claims of the company's general creditors in the event of the company's insolvency, the trust's principal and income shall be held by the trust until paid to the SERP participants in such manner and at such times as specified in the SERP. It is the intention of the company that the trust constitutes an unfunded arrangement and does not affect the status of the SERP as an unfunded plan. Included within "Other assets" on the company's Consolidated Balance Sheet at December 31, 1999 is $3.5 million held by the trust.

   The Named Executive Officers, all of whom are Initial Participants except for Mr. Lewis and Mr. Obara, will each have at least 5 years of service at age 60. The compensation covered under the SERP for each of the Named Executive Officers is shown under the "Salary" and "Bonus" columns of the Summary Compensation Table.

   Option/SAR Grants in Fiscal Year 1999.

   The following awards were made pursuant to the 1996 Stock Option Plan. See the "Compensation Committee Report" for a further description.

                               NUMBER OF         % OF TOTAL                              GRANT DATE
                               SECURITIES     OPTIONS GRANTED   EXERCISE                  PRESENT
                  GRANT    UNDERLYING OPTIONS TO EMPLOYEES IN    PRICE     EXPIRATION      VALUE
NAME               DATE         GRANTED         FISCAL YEAR      ($/SH)       DATE         ($)(1)
--------------  --------- ------------------  --------------- ----------  ------------ ------------
MAKOTO OBARA ..  1/11/99         20,000            100.00%      $28.3125     1/10/06      $162,200

------------

(1) The fair value of each option grant during 1999, as set forth in the following table, is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

                     WEIGHTED AVERAGE ASSUPTIONS USED TO
                             ESTIMATE FAIR VALUE

              Dividend yield                        0.00%
              Expected volatility                  20.00%
              Risk free interest rate               4.76%
              Expected lives in years               5.00
              Fair value of each option granted   $ 8.11

Employment Contracts and Termination of Employment and Change of Control Agreements.

   The company has a severance agreement with Robert Minsky which provides that if Mr. Minsky is terminated other than for cause, he is to be paid one year's severance at his then current annual base salary plus a prorated amount of the award under the company's Short-Term Incentive Plan to which he would have been entitled for that year and the continuation of certain other benefits.

   The company also has a severance agreement with James Lewis which provides that if Mr. Lewis is terminated other than for cause, he is to be paid 15 months of severance at his then current annual base salary plus a prorated amount of the award under the company's Short-Term Incentive Plan to which he would have been entitled for such year. He also would receive a one-time relocation payment equal to that which he received when joining the company.

   Due to his long service with the company (36 years), Berlitz has agreed to pay Mr. Fernandez a special monthly retirement benefit, commencing on his retirement, equal to 10% of his average monthly salary and short-term incentive payments during the 36 months preceding his retirement. This special payment is in addition to the SERP payments payable to Mr. Fernandez and will continue until Mr. Fernandez' death, after which one half of the special retirement benefit will be paid to Mr. Fernandez' wife until her death. In addition, the company has agreed to pay Mr. Fernandez consulting fees totaling $180,000 for consulting or advisory services as requested by the company to be rendered by Mr. Fernandez through December 31, 2000. The company has also agreed to pay Mr. Fernandez reasonable moving expenses to relocate to his retirement home in Florida.

   The company is a party to indemnification agreements with each director and executive officer pursuant to which the company agrees to pay, subject to limitations imposed by the New York Business Corporation Law, any amount

                               E-2-3
such director or executive officer becomes obligated to pay as a result of any claims made against such director or executive officer because of any alleged act or omission or neglect or breach of duty which he commits while acting in his capacity as a director or executive officer, as the case may be.

Compensation Committee Report for Fiscal Year 1999.

   The compensation committee of the board of directors reviews and determines the compensation of the company's executive officers. It also reviews and approves any employment, severance or similar agreements for executive officers. The committee determines the amount, if any, of the company's contributions pursuant to the Retirement Savings Plan, and oversees and approves grants of stock options and other stock-based awards pursuant to the Stock Option Plans and the Directors' Stock Plan. The committee also administers the Short-Term Incentive Plan, the 1996 LTIP, and the 1999 LTIP and approves awards and discretionary bonuses under each of such plans.

   The company seeks to compensate executive officers at levels competitive with other companies with similar annual revenues and to provide incentives for superior individual and corporate performance. Salaries are set to correspond to the mid-range of salaries paid by competitive companies. In setting compensation, the company compares itself with companies with similar annual revenues rather than with industry peers because the company is the only publicly-held language instruction company.

   The key components of executive officer compensation are base salary, cash bonuses, and awards pursuant to incentive-based plans. The committee attempts to combine these components in such a way to attract, motivate and retain key executives critical to the long-term success of the company. A discussion of the various components of executive compensation for the fiscal year 1999 follows.

Base Salary.

   Each executive officer receives a base salary, with the potential for annual salary increases based largely on merit from prior annual performance.

   The proposed annual compensation of company employees for the 1999 and 2000 calendar years was discussed at compensation committee meetings held in 1998 and 1999. Base salary recommendations were made by management of the company for the committee to approve. After review and consideration by the committee of management's recommendations, the committee approved base salary adjustments for executive officers considering individual and company performance. Such adjustments averaged 1.0% and 3.4% for 2000 and 1999, respectively. The criteria used to evaluate company performance were sales and earnings figures, and return on equity. The committee believes that all such criteria were accorded equal weight.

Bonuses.

   In 1993, the committee approved the Short-Term Incentive Plan, commencing with the 1993 calendar year, pursuant to which each executive officer is eligible for an annual bonus based upon the officer's present employment position, individual performance, and, through 1994, the total company's performance compared to earnings goals. In 1995, the committee amended the Short-Term Incentive Plan so that division Vice Presidents would receive 1995 and subsequent years' awards based on 60% of divisional performance and 40% of total company performance. The committee believes that individual performance and company performance are given approximately equal weight. The Short-Term Incentive Plan also permits the committee to award discretionary cash awards to employees, who may or may not be participants under the Short-Term Incentive Plan, subject to those terms and conditions as the committee shall determine in its sole discretion.

   At its March 2000 meeting, the committee approved, after discussion, a discretionary special 1999 bonus for certain executive officers based upon exceptional individual performance. In 1999, $100,000 was accrued for the special bonus.

                               E-2-4

Stock Options and Restricted Stock.

   The 1989 Stock Option Plan provides for the award of stock options, restricted stock and other stock-based awards to senior management of the company. Grants under this plan are intended to provide executives with the promise of longer-term rewards which appreciate in value with favorable future performance of the company. In determining grants of stock options and restricted stock, the compensation committee reviews individual performance and company performance. The criteria used to evaluate company performance include sales and earnings figures, and return on equity. The committee believes that all such criteria are accorded equal weight. The committee did not approve, and the company did not make, any grants of stock options, restricted stock, or any other stock-based award under the 1989 Stock Option Plan in 1999, and there are no outstanding option grants under this plan.

   In September 1996, the company adopted the 1996 Stock Option Plan, which, together with the 1996 LTIP, replaced the company's then existing 1993 LTIP. The 1996 Stock Option Plan, as amended, authorizes the issuance of a maximum of 503,225 options to directors and key executive employees of the company. The company granted 327,200 of these options on June 30, 1997 at an exercise price of $24.9375, 46,190 options on December 9, 1997 at an exercise price of $26.5625, 25,740 options on December 4, 1998 at an exercise price of $30.00, and 20,000 options on January 11, 1999 at an exercise price of $28.3125. The exercise prices were based on the closing market price of the company's common stock on the New York Stock Exchange on the date of grant.

Long-Term Executive Incentive Compensation Plans.

   In September 1996, the committee adopted the 1996 LTIP, which together with the 1996 Stock Option Plan, replaced the 1993 LTIP. The 1996 LTIP provided for potential cash awards in 1999 to key executive employees and the Chairman of the Board if sales and earnings goals were met for the year ended December 31, 1998. The price of the common stock did not impact potential awards, which could not exceed $5.0 million in the aggregate. While the 1996 LTIP's minimum threshold for potential awards was lower than under the 1993 LTIP, the 1993 LTIP did not contain a limitation on maximum awards. At its March 1999 meeting, the committee approved, after discussion, the issuance of $2.9 million in awards under the 1996 LTIP.

   In 1999, the company's shareholders approved the adoption of the 1999 LTIP which provides for potential cash awards to be paid to senior management in 2002 if revenue, earnings and cash flow targets are achieved for the three year period from 1999 to 2001. The 1999 LTIP is an unfunded plan, and the company is not required to establish any fund or segregate any assets for payments under it.

   The 1999 LTIP is administered by the compensation committee. The committee may amend or alter the 1999 LTIP, but no amendment or alteration shall be made that would (i) impair the rights of any participant without the participant's consent, or (ii) cause compensation payable under the 1999 LTIP to fail to satisfy the requirements of Section 162(m) of the Internal Revenue Code. In the event of a change in control, the compensation committee may provide for each of the participants to receive a payout immediately prior to the change of control.

   Soichiro Fukutake, Chairman of the Board, will not participate in the 1999 LTIP. However, in lieu of his participation, Mr. Fukutake will be granted awards of shares of common stock in each of 1999, 2000 and 2001. Mr. Fukutake's common stock awards are based on an imputed annual salary of $145,000 (determined by the company's board of directors) divided by the average closing price of the common stock for the 10 trading days commencing on March 31 in each of 1999, 2000 and 2001, rounded to the nearest 100 shares. Mr. Fukutake's common stock award for 1999 will be 6,500 shares.

Other Compensation.

   The executive officers also are eligible to participate in the pension plan. The pension plan provides for the company to make regular contributions based on salaries of eligible employees. During 1999, the company contributed 3.5% of eligible employees' respective base salary to the pension plan, and provided matching contributions under the 401(k) Plan to all domestic employees up to a maximum of 3% of the employee's salary.

Chief Executive Officer Compensation.

   Hiromasa Yokoi's base salary for 1999 was approximately $534,500. The compensation committee approved and ratified the compensation paid to Mr. Yokoi for fiscal year 1999 based on Mr. Yokoi's business experience and

                               E-2-5
familiarity with the company, and his responsibilities to guide, among other things, the company's daily affairs and the company's long-term strategic plan in a global marketplace. The company's 1999 performance was taken into consideration in determining Mr. Yokoi's 1999 compensation package. The committee believes that Mr. Yokoi's 1999 compensation package was in line with compensation packages of chief executive officers of other companies with similar annual revenues.

Tax Legislation.

   The committee has reviewed regulations issued by the U.S. Internal Revenue Service which limit deductions for certain compensation in excess of $1 million annually paid to executive officers of public companies. In early 1999, the committee determined that Mr. Yokoi's total scheduled compensation in 1999 may exceed $1 million. As a result, the committee authorized the preparation, execution and delivery of the Nonqualified Individual Deferred Compensation Agreement between Mr. Yokoi and the company.

Compensation Committee Membership.

   During 1999, the compensation committee consisted of Edward G. Nelson, Robert L. Purdum and Takuro Isoda. All of the views expressed by the compensation committee in 1999 may not have been the views of each member of the compensation committee individually. However, all decisions affecting compensation were approved by all of the members of the compensation committee.

Compensation Committee Interlocks and Insider Participation.

   During 1999, the compensation committee consisted of Edward G. Nelson, Robert L. Purdum and Takuro Isoda. None of these committee members were officers of the company or any of its subsidiaries during 1999 or any previous year. Soichiro Fukutake serves as the Chairman of the Board. In addition to his role in presiding over board meetings, Mr. Fukutake is actively involved in creating and monitoring strategies for the company's global growth. In consideration of the significant time and effort spent by Mr. Fukutake in monitoring long-term strategies for the company, apart from his duties as Chairman, the compensation committee (with Mr. Fukutake absent), upon recommendation of management and after discussion, approved the following at various meetings held in 1993, 1995, 1996, 1997 and 1999: i) the inclusion in 1993 of Mr. Fukutake as a participant in the 1993 LTIP; ii) the inclusion in 1995 of Mr. Fukutake as a participant in the SERP and the granting in 1995 of additional performance units to Mr. Fukutake under the 1993 LTIP; iii) the inclusion in 1996 of Mr. Fukutake in the 1996 Stock Option Plan; iv) the issuance in 1997 of an additional 50,000 options under the 1996 Stock Option Plan to Mr. Fukutake in exchange for his complete relinquishment of benefits under the SERP; and v) the grant of shares of common stock to Mr. Fukutake in lieu of his participation in the 1999 LTIP.

Certain Relationships and Related Transactions.

   James Kahl currently serves as the Benesse Corporation nominee on the board of directors of the company in connection with the acquisition by Benesse Corporation in January 1991 of a 20% interest in Berlitz Japan, Inc., a subsidiary of the company.

   On December 9, 1992, the company and Benesse Corporation entered into a merger agreement pursuant to which Benesse Corporation agreed to acquire, through a merger of the company with an indirect wholly owned U.S. subsidiary of Benesse Corporation, approximately 6.7 million shares of the common stock. Additionally, on May 12, 1997, the company sold 250,000 shares of its common stock at $24.44 per share, the average market price for the ten days ended on April 29, 1997, to Benesse Holdings in a private placement exempt from registration under the Securities Act of 1933. Furthermore, on September 17, 1999, pursuant to a Stock Purchase Agreement dated September 7, 1999 between Mr. Fukutake and MCC Proceeds, Inc., as Trustee of the Maxwell Macmillan Realization Liquidating Trust, Mr. Fukutake acquired 227,800 shares of common stock. As a result of these transactions, Benesse Corporation currently beneficially owns 8,934,033 shares, which represents approximately 61.58%, of the 9,529,788 shares of common stock outstanding at April 17, 2000. Public shareholders of the company held the remaining outstanding common stock.

   Soichiro Fukutake is the President, Representative Director and principal shareholder of Benesse Corporation. On June 30, 1997, the company granted 100,250 stock options to Mr. Fukutake at an exercise price of $24.9375, equal to the closing price of the company's common stock on the New York Stock Exchange on the date of grant. 50,000 of these options, which expired on December 31, 1999, had been granted in exchange for the complete relinquishment by Mr. Fukutake of all benefits under the company's SERP.

                               E-2-6

   In September 1994, the company borrowed $20.0 million from a U.S. subsidiary of Benesse Corporation, as evidenced by a subordinated promissory note bearing interest at a rate of 6.93% per year. Berlitz-Japan also borrowed yen 1.0 billion (approximately $10.1 million) from Benesse Corporation as evidenced by an interest-free subordinated promissory note. In March 1996, the company received the proceeds of an additional $6.0 million subordinated promissory note payable to a U.S. subsidiary of Benesse Corporation, bearing interest at a rate of the six month LIBOR plus 1% per year, reset semi-annually. Payment obligations under the $20.0 million note were guaranteed by the company and its significant U.S. subsidiaries, subject to senior guarantees of the 1997 credit agreement. The company and its significant U.S. subsidiaries also executed a guarantee of payment obligations under the yen 1.0 billion note, effective as of the day following the date upon which all payment obligations under the 1997 credit agreement are satisfied. These notes provided for maturity on the earlier of June 30, 2003 or twelve months from the date that all payment obligations under the company's 1997 credit agreement had been satisfied. To the extent that interest payments on these notes were not permitted while any amounts remained outstanding under the 1997 credit agreement, such accrued interest rolled over semiannually into the note principal. All of these notes were repaid in full on March 11, 1999 with the proceeds from the issuance of the convertible debentures.

   On March 11, 1999, the company issued $155.0 million aggregate principal amount convertible debentures with a 12-year maturity in a private placement. These convertible debentures were issued as follows: a) $100.0 million aggregate principal amount to Apollo; and b) $55.0 million aggregate principal amount to Benesse Holdings.

   In a separate transaction, on March 11, 1999, Benesse Holdings loaned $50.0 million to the company, evidenced by a 12-year fixed rate subordinated promissory note. The company used the proceeds from the sale of the convertible debentures, as well as proceeds from this note, to repay in full all outstanding indebtedness pursuant to the company's existing 1997 credit agreement and the three outstanding notes, and for general corporate purposes. Assuming conversion of all of the convertible debentures issued in the transaction, Apollo will own approximately 20% of the outstanding common stock of the company and Benesse Holdings will own approximately 60% of the outstanding common stock of the company.

   The convertible debentures bear interest at 5% per year, payable semi-annually. Principal amounts outstanding under the convertible debentures are not due until March 2011, and the company is not required to establish a bond sinking fund for repayment of this principal.

   The convertible debentures are convertible at any time into shares of the company's common stock at a conversion price of $33.05 per share, subject to anti-dilution related adjustments to offset the effects of stock dividends and other changes in equity. The company will reserve out of its authorized but unissued common stock the full number of shares then issuable upon conversion of all outstanding convertible debentures.

   The convertible debentures provide for optional redemption by the company, in whole but not in part, anytime after 3 years and 2 months. If the average closing price of the company's common stock for the 30 trading days following the third anniversary of the Issue Date exceeds $39.66 per share, the company may redeem at par. Otherwise, if the convertible debentures are redeemed, the company shall pay a redemption premium, expressed as a percentage of outstanding principal, as follows: a) 4% for redemptions occurring in the fourth year after issue; b) 2% for redemptions occurring in the fifth year after issue; and c) 0% for redemptions occurring after the fifth year. All such redemptions are subject to the holders' right to convert into common stock.

   The convertible debentures also allow Apollo and Benesse Holdings to elect to exchange their convertible debentures, in whole, into non-convertible, 7-year fixed rate debt. This election may only be made if the average closing price of the common stock during the 30 trading days immediately preceding the third anniversary of the Issue Date does not exceed $33.05. Furthermore, Benesse Holdings may only effect an exchange if Apollo does so. Upon the determination by an independent financial institution of the fixed interest rate, Apollo and Benesse Holdings shall irrevocably decide whether to proceed with their exchanges. If only Apollo proceeds with such an exchange, the company, no later than 150 days from the third anniversary of the Issue Date, must either a) redeem all of Apollo's convertible debentures at par, or b) deliver evidence of the fixed rate debt to Apollo. If both Apollo and Benesse Holdings proceed with their exchanges, the company, within the same 150 day period, shall either a) redeem the convertible debentures held by Apollo and Benesse Holdings, or b) deliver the fixed rate debt to both Apollo and Benesse Holdings.

   Principal amounts outstanding under the fixed rate debt would not be payable until maturity, while interest payments would be made semi-annually. The fixed rate debt interest rate is subject to a cap of a) the applicable U.S.

                               E-2-7
treasury rate + 5% (not to exceed 13%) if only Apollo receives fixed rate debt, or b) the applicable U.S. treasury rate + 7% (not to exceed 14%) if both Apollo and Benesse Holdings receives fixed rate debt. The fixed rate debt may be redeemed by the company after the third anniversary of their issue upon payment of principal amounts of the fixed rate debt and the following redemption premiums, expressed as a percentage of the outstanding principal amount: a) one half of the per annum interest rate for redemptions occurring in the fourth year after issue; b) one quarter of the per annum interest rate for redemptions occurring in the fifth year after issue; and c) no premium for redemptions occurring after the fifth year.

   Prior to the third anniversary of the Issue Date, if Benesse Corporation sells 80% or more of the shares of common stock owned directly or indirectly by it on the Issue Date, the company shall be required to make an offer to repurchase for cash: i) convertible debentures held by Apollo at a value equal to 110% of the principal amount then outstanding; and ii) convertible debentures held by Benesse Holdings at a value equal to 101% of the principal amount then outstanding. In addition, if at any time on or after the Issue Date a change of control occurs but Benesse Corporation sells less than 80% of its shares, or if Benesse Corporation sells 80% of its shares on or after the third anniversary of the Issue Date, the company shall be required to make an offer to repurchase for cash the convertible debentures (but not the fixed rate debt) at a value equal to 101% of the principal amount of the convertible debentures.

   The convertible debentures are subject to standard affirmative covenants, including financial and other informational reporting, compliance with laws, maintenance of insurance, maintenance of properties, payment of taxes, and preservation of corporate existence. Negative covenants that the convertible debentures are subject to include: prohibitions on certain mergers, consolidations and asset transfers; forbearance from restrictions on rights of holders to convert or exchange the convertible debentures; and, in the case of convertible debentures held by Apollo, forbearance from amending certain understandings between the company, Berlitz Japan, Inc. and Benesse Corporation.

   The agreements entered into in connection with the issuance of the convertible debentures include a number of other provisions, including: a) the granting of registration rights to the holders of the convertible debentures; b) the granting of seats on the company's board of directors to Apollo; c) the granting of approval rights to Apollo, at the company's board level, over certain transactions; and d) certain restrictions on the transferability of the convertible debentures held by Apollo.

   The note entered into on March 11, 1999 with Benesse Holdings bears interest for the first five years at 5.2% per year, and, after the fifth year, at a renegotiated fixed rate approximating LIBOR plus a margin based on the company's then existing leverage. Interest is payable semiannually in cash while principal repayment is deferred until maturity. This note includes standard covenants similar to those included in the convertible debentures. In the event of a change in control, the note provides for redemption by the company, at the option of Benesse Holdings, at a price equal to 101% of the note's principal amount.

   The company and Benesse Corporation maintain a joint Directors and Officers insurance policy covering acts by directors and officers of both Benesse Corporation and the company. Consequently, the premium on the D&O policy is allocated 60% to Benesse Corporation and 40% to the company, except that in 1997, the premium for entity coverage, which benefited the company only, was allocated 100% to the company, resulting in a total D&O allocation of 57% to Benesse Corporation and 43% to the company for 1997. Since May 1995, the company has also maintained a stand-alone Employment Practices Liability insurance policy covering the company, its officers and directors (including the Benesse Corporation directors who are also directors of the company). The premium on this EPL policy is allocated 30% to Benesse Corporation and 70% to the company.

   The company and Benesse Corporation participated in certain other joint business arrangements during 1999, in the ordinary course of business, including the following:

   o Pursuant to extended industrial block contracts, Berlitz-Japan provided lessons to Benesse Corporation at its standard rate for prepaid industrial lessons which was approximately 20% below the rate charged for individual instruction. Revenues under these contracts aggregated 27.3 million Yen (approximately $240,500 at an average 1999 exchange rate of yen 113.34).

   o The company's subsidiary, Berlitz Franchising Corporation, is party to a standard franchise agreement dated July 30, 1997 with the Okayama Language Center, Inc., a corporation formed by Benesse Corporation and the Okayama Institute of Languages, the latter being controlled by Mr. Fukutake's sister-in-law.

                               E-2-8

   o Berlitz-Japan entered into an advisory agreement, dated April 1, 1998, with Shinken Ad Co. Ltd. (owned 25% by Benesse Corporation) under which Shinken Ad Co. Ltd. provides advisory services to Berlitz-Japan for an annual fee of 10 million Yen (approximately $88,000 at an average 1999 exchange rate of yen 113.34).

   o Pursuant to a services agreement, Benesse Corporation periodically offered its customers language and homestay programs arranged and operated by the company's specialty instruction program, Berlitz Study Abroad-Registered Trademark.

   o Benesse Corporation also periodically offered its customers language study and homestay programs arranged and operated by Berlitz on Campus-Registered Trademark, another of the company's specialty instruction programs. The company and Benesse Corporation also participated in certain other joint business arrangements in the ordinary course of business, none of which had a material effect on the financial statements. Management believes that the company has entered into all such agreements on terms no less favorable than it would have received in an arm's-length transaction with independent third parties. Each of the transactions with Benesse Corporation entered into after the merger was approved by the disinterested directors committee.

                               E-2-9